Exhibit 99.1

Allot Announces Fourth Quarter & Full Year 2023
Financial Results

Hod Hasharon, Israel – February 15, 2024 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited fourth quarter and full-year 2023 financial results.

Financial Highlights

•	Fourth quarter revenues were $24.3 million and full-year 2023 revenues were $93.2 million;

•	SECaaS revenues were $3.2 million for Q4 and $10.6 million for FY 2023, up 41.5% and 48.4% year-over-year respectively.

•	December 2023 SECaaS ARR* was $12.7 million;

•
Q4 GAAP net loss was $18.3 million and non-GAAP net loss was $16.4 million, including a credit loss provision for 2 specific customers of approximately $9 million; the full year 2023 GAAP net loss was $62.8 million and non-GAAP net loss was $53.3 million, including a credit loss provision of approximately $23 million;

Financial Outlook

Looking ahead to 2024, management expectations are as follows:

•	Full-year 2024 non-GAAP operating profit and free cash flow breakeven

•	Continued double-digit growth of SECaaS revenues and ARR

Management Comment

Erez Antebi, President & CEO of Allot, commented, “2023 represented a year with significant challenges on multiple fronts. While the macro economic environment and service provider spending remain challenging, we are controlling what we can control. As we announced in prior quarters, we have taken aggressive actions to align our expense footprint with the expected revenue level going ahead. Our goal is to bring the business back to profitability  while investing in our long-term growth engine, Security as a Service (SECaaS).”

The Company also announces that Mr. Manuel Echanove is stepping down from the Board to focus on other opportunities.

Q4 2023 Financial Results Summary

Total revenues for the fourth quarter of 2023 were $24.3 million, a decrease of 26.3% compared to $33.0 million in the fourth quarter of 2022.

Gross profit on a GAAP basis for the fourth quarter of 2023 was $11.4 million (gross margin of 46.8%), a 47.9% decline compared with $21.9 million (gross margin of 66.3%) in the fourth quarter of 2022.

Gross profit on a non-GAAP basis for the fourth quarter of 2023 was $12.6 million (gross margin of 51.7%), a 43.7% decline compared with $22.4 million (gross margin of 67.7%) in the fourth quarter of 2022. The fourth quarter gross margin level was negatively impacted by a one-time write-off.

Net loss on a GAAP basis for the fourth quarter of 2023 was $18.3 million, or $0.48 per basic share, compared with a net loss of $6.7 million, or $0.18 per basic share, in the fourth quarter of 2022.

Net loss on a non-GAAP for the fourth quarter of 2023 was $16.4 million, or $0.43 per basic share compared with a non-GAAP net loss of $4.9 million, or $0.13 per basic share, in the fourth quarter of 2022. A credit loss provision for 2 specific customers of approximately $9 million increased the fourth quarter expenses.

Full Year 2023 Financial Results Summary

 Total revenues for 2023 were $93.2 million, a 24.1% decrease compared to $122.7 million in 2022.

Gross profit on a GAAP basis for 2023 was $52.7 million (gross margin of 56.6%), a 36.5% decline compared with $82.9 million (gross margin of 67.5%) in 2022.

Gross profit on a non-GAAP basis for 2023 was $55.5 million (gross margin of 59.6%), a 34.4% decline compared with $84.7 million (gross margin of 69%) in 2022.

Net loss on a GAAP basis for 2023 was $62.8 million, or $1.66 per basic share, compared with a net loss of $32.0 million, or $0.87 per basic share, in 2022.

Net loss on a non-GAAP basis for 2023 was $53.3 million, or $1.41 per basic share, compared with a net loss of $23.2 million, or $0.63 per basic share, in 2022. A credit loss provision of approximately $23 million increased the 2023 expenses.

Cash, short-term bank deposits, and investments as of December 31, 2023, totaled $54.9 million, compared to $86.4 million as of December 31, 2022.

 Conference Call & Webcast:

The Allot management team will host a conference call to discuss its fourth quarter and full year 2023 earnings results today, February 15, 2024, at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on the expected revenues for the fourth quarter of 2023, excluding one-time items, and multiplied by 4) and SECaaS ARR (measures the current annual run rate of SECaaS revenues, which is calculated based on estimated revenues for the month of Dec. 2023 and multiplied by 12).

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:	Public Relations Contact:
EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$24,342	$33,029	$93,150	$122,737
Cost of revenues	12,941	11,134	40,464	39,831
Gross profit	11,401	21,895	52,686	82,906

Operating expenses:
Research and development costs, net	7,942	12,371	39,115	49,800
Sales and marketing	12,057	12,881	43,850	49,393
General and administrative	10,316	3,703	34,656	15,982
Total operating expenses	30,315	28,955	117,621	115,175
Operating loss	(18,914)	(7,060)	(64,935)	(32,269)
Financial and other income, net	661	796	3,215	2,134
Loss before income tax expenses	(18,253)	(6,264)	(61,720)	(30,135)

Tax expenses	96	474	1,084	1,895
Net Loss	(18,349)	(6,738)	(62,804)	(32,030)

Basic net loss per share	$(0.48)	$(0.18)	$(1.66)	$(0.87)

Diluted net loss per share	$(0.48)	$(0.18)	$(1.66)	$(0.87)

Weighted average number of shares used in
computing basic net loss per share	38,293,808	37,325,971	37,911,214	36,975,424

Weighted average number of shares used in
computing diluted net loss per share	38,293,808	37,325,971	37,911,214	36,975,424

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$12,941	$11,134	$40,464	$39,831
Share-based compensation (1)	(162)	(323)	(1,219)	(1,133)
Amortization of intangible assets (2)**	(1,024)	(157)	(1,606)	(613)
Non-GAAP cost of revenues	$11,755	$10,654	$37,639	$38,085

GAAP gross profit	$11,401	$21,895	$52,686	$82,906
Gross profit adjustments	1,186	480	2,825	1,746
Non-GAAP gross profit	$12,587	$22,375	$55,511	$84,652

GAAP operating expenses	$30,315	$28,955	$117,621	$115,175
Share-based compensation (1)	(1,449)	(1,966)	(7,626)	(8,032)
Amortization of intangible assets (2)**	-	-	-	-
Income related to M&A activities (3)	699	274	699	274
Changes in taxes and headcount related items (4)	-	325	-	325
Non-GAAP operating expenses	$29,565	$27,588	$110,694	$107,742

GAAP financial and other income	$661	$796	$3,215	$2,134
Exchange rate differences*	(50)	(85)	(378)	(442)
Expenses related to M&A activities (3)	-	4	43	4
Non-GAAP Financial and other income	$611	$715	$2,880	$1,696

GAAP taxes on income	$96	$474	$1,084	$1,895
Changes in tax related items	(25)	(25)	(100)	(100)
Non-GAAP taxes on income	$71	$449	$984	$1,795

GAAP Net Loss	$(18,349)	$(6,738)	$(62,804)	$(32,030)
Share-based compensation (1)	1,611	2,289	8,845	9,165
Amortization of intangible assets (2)**	1,024	157	1,606	613
Income related to M&A activities (3)	(699)	(270)	(656)	(270)
Changes in taxes and headcount related items (4)	-	(325)	-	(325)
Exchange rate differences*	(50)	(85)	(378)	(442)
Changes in tax related items	25	25	100	100
Non-GAAP Net income (loss)	$(16,438)	$(4,947)	$(53,287)	$(23,189)

GAAP Loss per share (diluted)	$(0.48)	$(0.18)	$(1.66)	$(0.87)
Share-based compensation	0.04	0.06	0.23	0.25
Amortization of intangible assets**	0.03	0.01	0.05	0.02
Income related to M&A activities	(0.02)	(0.01)	(0.02)	(0.01)
Changes in taxes and headcount related items	-	(0.01)	-	(0.01)
Exchange rate differences*	(0.00)	(0.00)	(0.01)	(0.01)
Non-GAAP Net income (loss) per share (diluted)	$(0.43)	$(0.13)	$(1.41)	$(0.63)

Weighted average number of shares used in
computing GAAP diluted net loss per share	38,293,808	37,325,971	37,911,214	36,975,424

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	38,293,808	37,325,971	37,911,214	36,975,424

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

 ** While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired  companies is reflected in the measures and the acquired assets contribute to revenue generation.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$162	$323	$1,219	$1,133
Research and development costs, net	597	775	3,010	3,168
Sales and marketing	473	684	2,651	2,943
General and administrative	379	507	1,965	1,921
	$1,611	$2,289	$8,845	$9,165

(2) Amortization of intangible assets
Cost of revenues	$1,024	$157	$1,606	$613
	$1,024	$157	$1,606	$613

(3) Expenses (Income) related to M&A activities
General and administrative	$(699)	$-	$(699)	$-
Research and development costs, net	-	(274)	-	(274)
Finanacial expensees (income)	-	4	43	4
	$(699)	$(270)	$(656)	$(270)

(4) Changes in taxes and headcount related items
Sales and marketing	$-	$(325)	$-	$(325)
	$-	$(325)	$-	$(325)

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,192	$12,295
Short-term bank deposits	10,000	68,765
Restricted deposits	1,728	1,050
Available-for-sale marketable securities	28,853	4,293
Trade receivables, net (net of allowance for credit losses of $25,253 and $2,908 on December 31, 2023 and December 31, 2022, respectively)	14,828	44,167
Other receivables and prepaid expenses	8,422	7,985
Inventories	11,874	13,262
Total current assets	89,897	151,817

LONG-TERM ASSETS:
Restricted deposit	158	-
Severance pay fund	395	371
Operating lease right-of-use assets	3,057	5,387
Trade receivables, net	-	4,934
Other assets	562	864
Total long-term assets	4,172	11,556

PROPERTY AND EQUIPMENT, NET	11,189	14,236
GOODWILL AND INTANGIBLE ASSETS, NET	32,748	35,344

Total assets	$138,006	$212,953

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$969	$11,661
Deferred revenues	14,892	20,825
Short-term operating lease liabilities	1,453	2,542
Other payables and accrued expenses	21,937	25,573
Total current liabilities	39,251	60,601

LONG-TERM LIABILITIES:
Deferred revenues	7,437	7,285
Long-term operating lease liabilities	702	2,579
Accrued severance pay	1,080	940
Convertible debt	39,773	39,575
Total long-term liabilities	48,992	50,379

SHAREHOLDERS' EQUITY	49,763	101,973

Total liabilities and shareholders' equity	$138,006	$212,953

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities:
Net Loss	$(18,349)	$(6,738)	$(62,804)	$(32,030)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,638	2,287	5,536	6,406
Stock-based compensation	1,611	2,288	8,845	9,165
Amortization of intangible assets	1,766	241	2,596	946
Increase in accrued severance pay, net	37	57	116	92
Decrease in other assets	636	196	302	775
Decrease (Increase) in accrued interest and amortization of premium on marketable securities	(305)	(13)	(712)	71
Changes in operating leases, net	(164)	979	(636)	(5)
Decrease (Increase) in trade receivables	9,784	(7,189)	34,273	(11,629)
Decrease (Increase) in other receivables and prepaid expenses	(698)	(338)	476	(55)
Decrease (Increase) in inventories	2,165	(586)	1,388	(2,170)
Increase (Decrease) in trade payables	(2,857)	5,608	(10,692)	7,721
Increase (Decrease) in employees and payroll accruals	1,115	1,873	(4,130)	(385)
Decrease in deferred revenues	(2,806)	(6,815)	(5,781)	(9,970)
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	1,200	(1,586)	1,289	(1,668)
Amortization of issuance costs of Convertible debt	50	50	198	171
Net cash used in operating activities	(5,177)	(9,686)	(29,736)	(32,565)

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	(804)	50	(836)	430
Redemption of (Investment in) short-term deposits	3,600	15,350	58,765	(7,830)
Purchase of property and equipment	(621)	(1,507)	(2,489)	(5,642)
Acquisitions, net of Cash acquired, and other	-	(500)	-	(500)
Investment in available-for sale marketable securities	(12,064)	-	(46,742)	-
Proceeds from redemption or sale of available-for sale marketable securities	7,750	-	22,935	7,030
Net cash provided by (used in) investing activities	(2,139)	13,393	31,633	(6,512)

Cash flows from financing activities:

Proceeds from exercise of stock options	(1)	1	-	251
Issuance of convertible debt	-	-	-	39,404
Net cash provided by (used in) financing activities	(1)	1	-	39,655

Increase (Decrease) in cash and cash equivalents	(7,317)	3,708	1,897	578
Cash and cash equivalents at the beginning of the period	21,509	8,587	12,295	11,717
Cash and cash equivalents at the end of the period	$14,192	$12,295	$14,192	$12,295

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q4-2023		FY 2023		FY 2022
Revenues geographic breakdown
Americas	3.8	16%	16.6	18%	21.8	18%
EMEA	14.4	59%	56.1	60%	71.2	58%
Asia Pacific	6.1	25%	20.5	22%	29.7	24%
	24.3	100%	93.2	100%	122.7	100%

Revenue breakdown by type
Products	10.7	44%	37.6	40%	61.1	50%
Professional Services	1.1	5%	6.1	7%	11.6	9%
SECaaS (Security as a Service)	3.2	13%	10.6	11%	7.2	6%
Support & Maintenance	9.3	38%	38.9	42%	42.8	35%
	24.3	100%	93.2	100%	122.7	100%

Revenues per customer type
CSP	19.7	81%	75.1	81%	98.3	80%
Enterprise	4.6	19%	18.1	19%	24.4	20%
	24.3	100%	93.2	100%	122.7	100%

Security revenues			21.7		28.5

Backlog (end of period)			58.8		87.7

% of top-10 end-customers out of revenues	63%		47%		44%

Total number of full time employees	559		559		749
(end of period)

Non-GAAP Weighted average number of basic shares (in millions)	38.3		37.9		37.0

Non-GAAP weighted average number of fully diluted shares (in millions)	40.5		40.3		39.5

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q4-2023:	3.2
Q3-2023:	2.8
Q2-2023:	2.4
Q1-2023:	2.3
Q4-2022:	2.2

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Dec. 2023:	12.7
Dec. 2022:	9.2
Dec. 2021:	5.2
Dec. 2020:	2.7

*ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12